Exhibit 1

FOR IMMEDIATE RELEASE
April 18, 2006

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports record earnings for the first quarter 2006.

Earnings Summary
(in thousands except per share data)	1Q 2006	4Q 2005	1Q 2005
Net income	$9,768	$8,890	$7,961
Earnings per share	0.65	0.59	0.54
Earnings per share (diluted)	0.64	0.58	0.53

Return on average assets	1.36%	1.23%	1.18%
Return on average equity	15.27	13.94	13.50
Efficiency ratio	58.21	55.34	59.13

Dividends declared per share	$0.26	$0.26	$0.24
Book value per share	17.30	16.93	16.02

Weighted average shares	15,011	14,975	14,857
Weighted average shares (diluted)	15,252	15,225	15,148

    Community Trust Bancorp, Inc. (NASDAQ-CTBI) is pleased to report earnings for the first quarter 2006 of $9.8 million or $0.65 per share compared to $8.0 million or $0.54 per share earned during the first quarter of 2005 and $8.9 million or $0.59 per share earned during the fourth quarter of 2005.

First Quarter Highlights

❖	The Company's basic earnings per share for the first quarter 2006 reflects an increase of 20.4% over the first quarter 2005 and 10.2% over the fourth quarter 2005.

❖
The Company's net interest margin for the first quarter 2006 of 4.02% was an increase of 5 basis points from the first quarter 2005 but a decrease of 10 basis points from prior quarter. The decline in net interest margin is reflective of our deposits growing faster than we were able to deploy them into higher yielding loans versus other investments.

❖	The Company’s average earning assets for the quarter ended March 31, 2006 increased 6.0% from the quarter ended March 31, 2005 and 2.0% from the quarter ended December 31, 2005.

❖
The Company's loan portfolio grew at a rate of 8.5% from March 31, 2005 but decreased 0.3% from December 31, 2005. Year over year growth included the acquisition of Heritage Bank of Danville. New loan production was seasonally stable during the first quarter compared to prior quarter; however, payoffs and paydowns of existing loans accelerated.

❖	Nonperforming loans decreased 10.9% from March 31, 2005 and 25.5% from December 31, 2005.

❖
As a result of our continually improving credit experience, the improvement in credit quality trends, and a reduction in overall losses, no allocation to the reserve for losses on loans was made during the quarter. The reserve for losses on loans as a percentage of total loans outstanding decreased to 1.34% at March 31, 2006 from the 1.42% at March 31, 2005 and the 1.40% at December 31, 2005.

❖	Return on average assets increased to 1.36% for the quarter ended March 31, 2006 from the 1.18% for the quarter ended March 31, 2005 and the 1.23% for the quarter ended December 31, 2005.

❖
Our return on average shareholders' equity for the quarter ended March 31, 2006 of 15.27% reflects a 177 basis point increase from the quarter ended March 31, 2005 and a 133 basis point increase from the quarter ended December 31, 2005.

❖	CTBI's efficiency ratio for the quarter ended March 31, 2006 was 58.21% compared to 59.13% for the quarter ended March 31, 2005 and 55.34% for the quarter ended December 31, 2005.

Net Interest Income

Our net interest margin for the first quarter 2006 of 4.02% was an increase of 5 basis points from the first quarter 2005 but a decrease of 10 basis points from prior quarter. Net interest income for the quarter ended March 31, 2006 was a 7.9% increase from the quarter ended March 31, 2005 but a 2.4% decrease from prior quarter as the 2.0% increase in interest income was offset by a 9.0% increase in interest expense as deposits grew faster than loans and funds were deployed into lower yielding investments.

Noninterest Income

Noninterest income for the quarter ended March 31, 2006 increased 1.6% from the quarter ended March 31, 2005 but decreased 9.1% from the quarter ended December 31, 2005. Noninterest income from deposits increased as expected from the first quarter of 2005 and, as expected, was less than the fourth quarter of 2005 due to the seasonality of our Overdraft Honor program. The fair value of mortgage servicing rights increased during the quarter; however, since all previous temporary write-downs were recaptured in previous quarters, no recapture of prior write-downs was taken during the first quarter 2006. The decrease in loan related fees for the quarter ended March 31, 2006 resulted from reclassifications made relating to Financial Accounting Standard No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. The decrease in loan related fees along with a corresponding decrease in interest income were offset by a reduction in noninterest expense.

The following table displays the quarterly activity in the various significant noninterest income accounts.

Noninterest Income Summary
(in thousands)	1Q 2006	4Q 2005	1Q 2005
Deposit related fees	$4,552	$4,820	$4,047
Loan related fees	624	1,414	1,218
Mortgage servicing rights	0	94	226
Trust revenue	881	837	740
Gains on sales of loans	304	389	305
Other revenue	1,763	1,386	1,464
Total noninterest income	$8,124	$8,940	$8,000

Noninterest Expense

Noninterest expense for the quarter ended March 31, 2006 of $20.1 million was a 4.5% increase from the $19.2 million for the first quarter 2005 and a 1.0% increase from the fourth quarter 2005. The increase in noninterest expense was primarily attributable to increases in personnel expense associated with annual salary adjustments and staffing of new branches. Personnel expense was also impacted by $178 thousand related to the adoption in the first quarter 2006 of Statement of Financial Accounting Standard No. 123R, Share-Based Payment. Noninterest expense also increased due to expenditures for technology and communication upgrades to the Company's core operating systems. Additionally, an unfunded commitment provision expense was booked in March 2006 in the amount of $145 thousand.

Balance Sheet Review

The Company’s total assets grew 7.3% from March 31, 2005 and 4.2% from December 31, 2005 to $3.0 billion at March 31, 2006. Loans outstanding increased 8.5% from March 31, 2005 but remained relatively stable compared to December 31, 2005 at $2.1 billion at March 31, 2006. The investment portfolio increased 5.8% from March 31, 2005 and 19.6% from December 31, 2005 to $531.0 million at March 31, 2006. Deposits including repurchase agreements increased 8.6% from March 31, 2005 and 4.0% from December 31, 2005 to $2.5 billion at March 31, 2006. The Company experienced growth in both noninterest bearing and interest bearing deposits during the first quarter. Total deposit growth, including repurchase agreements, for the quarter was $95.6 million with $17.2 million in noninterest bearing growth and $78.4 million in interest bearing growth.

Shareholders’ equity of $259.8 million on March 31, 2006 was a 9.1% increase from the $238.1 million on March 31, 2005 and an increase of 2.3% from the $253.9 million on December 31, 2005. The Company's annualized dividend yield to shareholders as of March 31, 2006 was 3.07%.

Asset Quality

During the first quarter of 2006, the Company continued its improvement in asset quality matrices. Nonperforming loans at March 31, 2006 of $16.0 million, or 0.8% of total loans was a 10.9%, or $2.0 million, decrease from March 31, 2005 and a 25.5%, or $5.4 million, decrease from December 31, 2005.

Foreclosed properties at March 31, 2006 were $5.0 million compared to $5.0 million on March 31, 2005 and $5.4 million on December 31, 2005.

Net loan charge-offs for the quarter ended March 31, 2006 were $1.4 million, or 0.3% of average loans annualized, compared to $0.9 million, or 0.2% of average loans annualized, for the quarter ended March 31, 2005 and $2.9 million, or 0.6% of average loans annualized, for the quarter ended December 31, 2005. Our reserve for losses on loans as a percentage of total loans outstanding at March 31, 2006 decreased to 1.34% from the 1.42% at March 31, 2005 and the 1.40% at December 31, 2005. The adequacy of the allowance for loan losses is reviewed quarterly by management using a methodology that includes several key factors. The Corporation utilizes an internal risk grading system for commercial credits, and those larger commercial credits identified through this grading system as having weaknesses are individually reviewed for the customer's ability and potential to repay their loans. The customer’s cash flow, adequacy of collateral held for the loan, and other options available to the Corporation including legal avenues are all evaluated. Based upon this individual credit evaluation, a specific allocation to the allowance may be made for the loan. As a result of this evaluation, management determined that no additional provision expense was required for the quarter ended March 31, 2006.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company’s actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors’ pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations’ savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Company’s results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Community Trust Bancorp, Inc., with assets of $3.0 billion, is headquartered in Pikeville, Kentucky and has 76 banking locations across eastern, northern, central, and south central Kentucky, five banking locations in southern West Virginia, two loan production offices in Kentucky, and five trust offices across Kentucky.

Additional information follows.

Community Trust Bancorp, Inc.
Financial Summary (Unaudited)
March 31, 2006
(in thousands except per share data)

	Three	Three	Three
	Months	Months	Months
	Ended	Ended	Ended
	3/31/2006	12/31/2005	3/31/2005

Interest income	$43,967	$43,110	$36,203
Interest expense	17,991	16,504	12,119
Net interest income	25,976	26,606	24,084
Loan loss provision	-	2,748	1,367

Gains on sales of loans	304	389	305
Deposit service charges	4,552	4,820	4,047
Trust revenue	881	837	740
Insurance commissions	129	53	97
Other noninterest income	2,258	2,841	2,811
Total noninterest income	8,124	8,940	8,000

Personnel expense	10,965	10,845	10,261
Occupancy and equipment	2,986	2,702	2,539
Amortization of core deposit intangible	159	158	145
Other noninterest expense	5,967	6,183	6,262
Total noninterest expense	20,077	19,888	19,207

Net income before taxes	14,023	12,910	11,510
Income taxes	4,255	4,020	3,549
Net income	$9,768	$8,890	$7,961

Memo: TEQ interest income	$44,357	$43,503	$36,600

Average shares outstanding	15,011	14,975	14,857
Basic earnings per share	$0.65	$0.59	$0.54
Diluted earnings per share	$0.64	$0.58	$0.53
Dividends per share	$0.26	$0.26	$0.24

Average balances:
Loans, net of unearned income	$2,096,842	$2,107,267	$1,920,843
Earning assets	2,659,430	2,608,111	2,508,472
Total assets	2,910,413	2,862,499	2,739,463
Deposits	2,274,582	2,263,820	2,158,802
Interest bearing liabilities	2,184,278	2,140,972	2,079,406
Shareholders' equity	259,397	253,010	239,124

Performance ratios:
Return on average assets	1.36%	1.23%	1.18%
Return on average equity	15.27%	13.94%	13.50%
Yield on average earning assets (tax equivalent)	6.76%	6.61%	5.91%
Cost of interest bearing funds (tax equivalent)	3.34%	3.06%	2.36%
Net interest margin (tax equivalent)	4.02%	4.12%	3.97%
Efficiency ratio	58.21%	55.34%	59.13%

Loan charge-offs	$(2,361)	$(3,817)	$(1,952)
Recoveries	979	876	1,077
Net charge-offs	$(1,382)	$(2,941)	$(875)

Market Price:
High	$35.90	$34.69	$32.90
Low	30.60	30.12	28.00
Close	33.90	30.75	28.81

	As of	As of	As of
	3/31/2006	12/31/2005	3/31/2005

Assets:
Loans, net of unearned	$2,101,236	$2,107,344	$1,937,285
Loan loss reserve	(28,124)	(29,506)	(27,509)
Net loans	2,073,112	2,077,838	1,909,776
Loans held for sale	1,367	135	-
Securities AFS	484,323	395,572	442,134
Securities HTM	46,690	48,444	59,752
Other earning assets	76,466	32,279	90,061
Cash and due from banks	83,804	89,932	79,627
Premises and equipment	57,695	57,966	52,559
Goodwill and core deposit intangible	66,550	66,709	63,226
Other assets	77,786	80,338	68,323
Total Assets	$2,967,793	$2,849,213	$2,765,458

Liabilities and Equity:
NOW accounts	$19,762	$19,542	$15,310
Savings deposits	634,302	598,280	601,424
CD's >=$100,000	417,464	411,749	402,508
Other time deposits	775,094	771,051	743,077
Total interest bearing deposits	1,846,622	1,800,622	1,762,319
Noninterest bearing deposits	463,169	445,929	403,537
Total deposits	2,309,791	2,246,551	2,165,856
Repurchase agreements	161,538	129,156	109,807
Other interest bearing liabilities	214,210	199,820	231,710
Noninterest bearing liabilities	22,422	19,741	20,014
Total liabilities	2,707,961	2,595,268	2,527,387
Shareholders' equity	259,832	253,945	238,071
Total Liabilities and Equity	$2,967,793	$2,849,213	$2,765,458

Ending shares outstanding	15,015	14,997	14,863
Memo: Market value of HTM Securities	$44,531	$46,528	$58,379

90 days past due loans	$4,148	$8,284	$3,870
Nonaccrual loans	11,072	12,219	13,101
Restructured loans	733	899	934
Foreclosed properties	4,962	5,410	5,049

Tier 1 leverage ratio	9.01%	8.94%	8.81%
Tier 1 risk based ratio	11.28%	11.52%	11.71%
Total risk based ratio	12.52%	12.76%	12.95%
FTE employees	1,007	1,003	967

Community Trust Bancorp, Inc. reported earnings for the three months ended March 31, 2006 and March 31, 2005 as follows:

	Three Months Ended
	March 31
(in thousands except per share information)	2006	2005

Net income	$9,768	$7,961

Basic earnings per share	$0.65	$0.54

Diluted earnings per share	$0.64	$0.53

Average shares outstanding	15,011	14,857

Total assets (end of period)	$2,967,793	$2,765,458

Return on average equity	15.27%	13.50%

Return on average assets	1.36%	1.18%